UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________

FORM 12b-25
___________________________________

NOTIFICATION OF LATE FILING

(Check One):

☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q
☐	Form 10-D	☐	Form N-CEN	☐	Form N-CSR

For Period Ended: June 30, 2024

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended: _____________

Nothing in this form shall be construed to imply that the Commission has veriﬁed any information contained herein.

If the notification relates to a portion of the ﬁling checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Sonder Holdings Inc.
Full Name of Registrant

N/A
Former Name if Applicable

447 Sutter St. Suite 405, #542
Address of Principal Executive Office (Street and Number)

San Francisco, CA 94108
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be ﬁled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be ﬁled on or before the ﬁfteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the ﬁfth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be ﬁled within the prescribed time period.

Sonder Holdings Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024 (the “Q2 Form 10-Q”) within the prescribed time period, without unreasonable effort or expense. As disclosed in the Company’s Current Report on Form 8-K dated March 15, 2024, which is hereby incorporated by reference, on March 14, 2024, the Audit Committee of the Board of Directors of the Company determined, based on management’s recommendation, that the Company’s audited consolidated financial statements for the year ended December 31, 2022, and the unaudited condensed consolidated financial statements included in each of the Company’s quarterly reports on Form 10-Q filed with the Securities and Exchange Commission in 2023, should no longer be relied upon due to accounting errors related to the valuation and impairment of operating lease right of use assets and related items. The Company intends to restate (the “Restatement”) the affected financial statements (the “Previously Issued Financial Statements”) to correct the errors and any other errors identified in the course of its review, as soon as practicable. The Company’s management is also assessing the effect of these matters on the Company’s internal control over financial reporting and disclosure controls and procedures.

The Restatement of the Previously Issued Financial Statements remains in process and the Company believes the Restatement will result in financial statement impacts for the quarterly period ended June 30, 2024, and such impacts have yet to be determined.

As a result of the above factors, the Company’s filing of the Q2 Form 10-Q will be delayed. The Company plans to file the Q2 Form 10-Q as soon as practicable following the completion of the Restatement.

As separately disclosed in the Company’s Current Report on Form 8-K dated May 16, 2024, on May 16, 2024, the Company received a notice (the “Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, because the Company is delinquent in filing its quarterly report on Form 10-Q for the quarterly period ended March 31, 2024 and annual report on Form 10-K for the year ended December 31, 2023, the Company no longer complies with Nasdaq Listing Rule 5250(c)(1) (the “Listing Rule”), which requires companies with securities listed on Nasdaq to timely file all required periodic reports with the SEC. Because of the failure to file the Q2 Form 10-Q, the Company expects to receive an additional notice of noncompliance with the Listing Rule from Nasdaq, regarding its Q2 Form 10-Q.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of applicable United States securities laws. These forward-looking statements include statements regarding the anticipated restatements, the expected timing of the filing of the Q2 Form 10-Q and the Company’s other SEC reports, and the financial information to be included therein. Forward-looking statements are based on management’s current expectations or beliefs about the Company’s plans, expectations, and objectives. These forward-looking statements are not historical facts and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements. These risks include but are not limited to unexpected delays in connection with the preparation and filing of the Company’s Q2 Form 10-Q and other SEC reports, uncertainties associated with the anticipated restatements, and any other unanticipated changes that may be required in the Company’s previously filed financial statements or financial disclosures, including the possibility that additional accounting errors or corrections will be identified with respect to the affected periods or any other period. Readers are cautioned not to place undue reliance on forward-looking statements contained herein, which speak only as of the date of this Form 12b-25. The Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

PART IV — OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

Adam K. Bowen	617	300-0956
(Name)	(Area Code)	(Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to ﬁle such report(s) been ﬁled? If answer is no, identify report(s).

Yes	☐	No	☒
The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 has not been filed, as disclosed in the Form 12b-25 filed on March 15, 2024; and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024 has not been filed, as disclosed in the Form 12b-25 filed on May 10, 2024.

(3)Is it anticipated that any signiﬁcant change in results of operations from the corresponding period for the last ﬁscal year will be reﬂected by the earnings statements to be included in the subject report or portion thereof?

Yes	☒	No	☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The information in Part III above is incorporated into this Part IV by reference. As a result of the ongoing Restatement process described above, the Company is not yet able to make a reasonable estimate of the anticipated changes in its results of operations for the fiscal quarter ended June 30, 2024 as compared to the corresponding period in the prior fiscal year. The Company believes the Restatement will result in financial statement impacts for the quarterly period ended June 30, 2024, and such impacts have yet to be determined.

Sonder Holdings Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 9, 2024	By	/s/ Adam K. Bowen
Adam K. Bowen
Chief Accounting Officer